Exhibit 99.1

Bitfarms Schedules Fourth Quarter 2025 Conference Call on March 31, 2026

Toronto, Ontario and New York, New York (March 17, 2026) - Bitfarms Ltd. (NASDAQ/TSX: BITF) (“Bitfarms” or the “Company”), a North American digital infrastructure and energy company, will report its fourth quarter 2025 financial results on Tuesday, March 31st before the market opens. Management will host a conference call on the same day at 8:00 am EST. All Q4 2025 materials will be available before the call and can be accessed on the ‘Financial Results’ section of the Bitfarms investor site.

The live webcast and a webcast replay of the conference call can be accessed here. To access the call by telephone, register here to receive dial-in numbers and a unique PIN to join the call.

About Bitfarms Ltd.

Bitfarms is a North American digital infrastructure and energy company that develops and owns data centers and energy infrastructure for high-performance computing workloads, including artificial intelligence.

Bitfarms’ 2.1 GW North American energy portfolio is comprised of energized, under development, and pipeline MW, located in established data center clusters, with robust access to power and fiber infrastructure.

Bitfarms is headquartered in New York, NY and Toronto, ON and traded on the Nasdaq and the Toronto Stock Exchange.

To learn more about Bitfarms’ events, developments, and online communities:

www.bitfarms.com

https://x.com/Bitfarms_io

https://www.linkedin.com/company/bitfarms/

Investor Relations Contact: Laine Yonker investors@bitfarms.com	Media Contact: Tara Goldstein media@bitfarms.com